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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 3
                                       TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         COMPUTER SCIENCES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         COMPUTER SCIENCES CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

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                                   20536310-4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             HAYWARD D. FISK, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         COMPUTER SCIENCES CORPORATION
                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

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                                   Copies to:

                             RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3197
                                 (213) 229-7000

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     This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 26, 1998, as amended (the "Schedule 14D-9"), relating to the offer by CAI Computer Services Corp., a Delaware corporation and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share, including associated Series A Junior Participating Preferred Stock Purchase Rights (the "Shares"), of Computer Sciences Corporation, a Nevada corporation (the "Company"), for an amount equal to $108.00 per Share, net to the seller in cash, without interest. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is hereby supplemented as follows:

     On March 2, 1998, the Company filed a lawsuit in the United States District Court for the Central District of California, captioned Computer Sciences Corporation v. Computer Associates International, Inc., Michael Urfirer, Charles
B. Wang and Sanjay Kumar (Case No. 98-1440 ABC). The Company's Complaint included a number of causes of action, including (1) violation of federal securities laws; (2) misappropriation of trade secrets; (3) conspiracy to misappropriate trade secrets; (4) interference with advantageous business relations; (5) conspiracy to interfere with advantageous business relations; (6) breach of fiduciary duty; (7) aiding and abetting breach of fiduciary duty; and
(8) unfair competition. A copy of the Company's Complaint is attached hereto as Exhibit (c)(19).

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

(a)(1)  Press release issued by the Company dated February 19, 1998.+

(a)(2)  Letter from Van B. Honeycutt to Charles Wang, dated February 19, 1998.+

(a)(3)  Press release issued by the Company, dated March 2, 1998.+

(a)(4) Letter from Van B. Honeycutt to the Company's Stockholders dated March 2, 1998.+

(c)(1)  Excerpts from the Company's Proxy Statement dated July 2, 1997.+

(c)(2) The Company's Supplemental Executive Retirement Plan, as amended and restated effective as of February 27, 1998.+

(c)(3) The Company's Severance Plan for Senior Management and Key Employees, as amended and restated effective as of February 18, 1998.+

(c)(4) Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(5) The Company's Deferred Compensation Plan, as amended and restated effective as of February 2, 1998.+

(c)(6)  The Company's Bylaws, as amended and restated February 18, 1998.+

(c)(7) Complaint for Injunctive and Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation, case no. CV-S-98-00278-LDG.+

(c)(8) Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(9) Brief in Support of Motion for Expedited Hearing on Claims for Declaratory Relief and on the Merits of the Relief Requested in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(10) Response of the Company to the Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc.
        v. Computer Sciences Corporation.+

(c)(11) Supplemental and Amended Complaint in Computer Associates International, Inc. v. Computer Sciences Corporation.+

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(c)(12) Complaint for (1) Unfair, Unlawful, and Fraudulent Business Acts and
        Practices in violation of California Business and Professions Code Sections 17200 et seq.; (2) Economic Duress; (3) Intentional Interference with Prospective Economic Advantage and Contractual Relations; and (4) Conspiracy in Computer Sciences Corporation v. Computer Associates International, Inc., case no. BC186394.+

(c)(13) Form of Stock Option Agreement.+

(c)(14) Form of Restricted Stock Agreement.+

(c)(15) Amended and Restated Rights Agreement dated as of December 21, 1988, as amended and restated as of February 18, 1998, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(16) The Company's 1990 Nonemployee Director Retirement Plan, as amended and restated effective February 2, 1998.+

(c)(17) Reply of Parent in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(18) Order of the United States District Court for the District of Nevada, dated February 26, 1998.+

(c)(19) Complaint for (1) violation of federal securities laws, (2) misappropriation of trade secrets, (3) conspiracy to misappropriate trade secrets, (4)interference with advantageous business relations, (5) conspiracy to interfere with advantageous business relations, (6) breach of fiduciary duty, (7) aiding and abetting breach of fiduciary duty and
        (8) unfair competition in Computer Sciences Corporation v. Computer Associates International, Inc., CAI Computer Services Corp., Bear, Stearns and Co., Inc., Michael Urfirer, Charles B. Wang and Sanjay Kumar (Case No. 98-1440 ABC)*
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 + Previously filed.

 * Filed herewith.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          COMPUTER SCIENCES CORPORATION

                                          By:     /s/ VAN B. HONEYCUTT

                                            ------------------------------------
                                                      Van B. Honeycutt
                                                  Chairman, President and
                                                  Chief Executive Officer

Dated: March 3, 1998

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                                 EXHIBIT INDEX

(a)(1)  Press release issued by the Company dated February 19, 1998.+

(a)(2)  Letter from Van B. Honeycutt to Charles Wang, dated February 19, 1998.+

(a)(3)  Press release issued by the Company, dated March 2, 1998.+

(a)(4) Letter from Van B. Honeycutt to the Company's Stockholders dated March 2, 1998.+

(c)(1)  Excerpts from the Company's Proxy Statement dated July 2, 1997.+

(c)(2) The Company's Supplemental Executive Retirement Plan, as amended and restated effective as of February 27, 1998.+

(c)(3) The Company's Severance Plan for Senior Management and Key Employees, as amended and restated effective as of February 18, 1998.+

(c)(4) Rights Agreement dated as of February 18, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(5) The Company's Deferred Compensation Plan, as amended and restated effective as of February 2, 1998.+

(c)(6)  The Company's Bylaws, as amended and restated February 18, 1998.+

(c)(7) Complaint for Injunctive and Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation, case no. CV-S-98-00278-LDG.+

(c)(8) Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(9) Brief in Support of Motion for Expedited Hearing on Claims for Declaratory Relief and on the Merits of the Relief Requested in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(10) Response of the Company to the Ex Parte Motion for Expedited Hearing on Claims for Declaratory Relief in Computer Associates International, Inc.
        v. Computer Sciences Corporation.+

(c)(11) Supplemental and Amended Complaint in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(12) Complaint for (1) Unfair, Unlawful, and Fraudulent Business Acts and Practices in violation of California Business and Professions Code Sections 17200 et seq.; (2) Economic Duress; (3) Intentional Interference with Prospective Economic Advantage and Contractual Relations; and (4) Conspiracy in Computer Sciences Corporation v. Computer Associates International, Inc., case no. BC186394.+

(c)(13) Form of Stock Option Agreement.+

(c)(14) Form of Restricted Stock Agreement.+

(c)(15) Amended and Restated Rights Agreement dated as of December 21, 1988, as amended and restated as of February 18, 1998, by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.+

(c)(16) The Company's 1990 Nonemployee Director Retirement Plan, as amended and restated February 2, 1998.+

(c)(17) Reply of Parent in Computer Associates International, Inc. v. Computer Sciences Corporation.+

(c)(18) Order of the United States District Court for the District of Nevada, dated February 26, 1998.+

(c)(19) Complaint for (1) violation of federal securities laws, (2) misappropriation of trade secrets, (3) conspiracy to misappropriate trade secrets, (4)interference with advantageous business relations, (5) conspiracy to interfere with advantageous business relations, (6) breach of fiduciary duty, (7) aiding and abetting breach of fiduciary duty and
        (8) unfair competition in Computer Sciences Corporation v. Computer Associates International, Inc., CAI Computer Services Corp., Bear, Stearns and Co., Inc., Michael Urfirer, Charles B. Wang and Sanjay Kumar (Case No. 98-1440 ABC)*
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 + Previously filed.

 * Filed herewith.

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